Exhibit 3.1

The following are amendments to the articles of organization of the surviving entity of the merger of Universal Acquisition Co., a Delaware corporation, with and into EMC Corporation, a Massachusetts corporation:

1. Sections 1 and 2 of Article II shall be deleted in their entirety, and the following shall be substituted therefor: “The purpose of the corporation is to engage in any lawful business for which a corporation may be organized under Chapter 156D of the General Laws of Massachusetts.”

2. Article III shall be deleted in its entirety, and the following should be substituted therefor:

The total number of shares and par value, if any, of each class of stock that the corporation is authorized to issue:

WITHOUT PAR VALUE		WITH PAR VALUE
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
		Common	1,000	$0.01

3. Article IV shall be deleted in its entirety, and the following should be substituted therefor:

(a) Voting Rights. The holders of shares of common stock shall be entitled to one vote for each share so held with respect to all matters to be voted on by shareholders of the corporation.

(b) Rights Upon Dissolution. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, the net assets of the corporation shall be distributed pro rata to the holders of the common stock.

4. Article VI shall be deleted in its entirety, and the following should be substituted therefor:

(a) The board of directors may make, amend or repeal the bylaws in whole or in part, except with respect to any provision thereof which by law or the bylaws requires action by the shareholders.

(b) No director of the corporation shall be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director to the extent provided by applicable law notwithstanding any provision of law imposing such liability; provided, however, that to the extent, and only to the extent, required by Chapter 156D of the General Laws of Massachusetts as in effect from time to time, this provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for improper distributions under Chapter 156D of the General Laws of Massachusetts as in effect from time to time, or (iv) for any transaction from which the director derived an improper personal benefit. This provision shall not be construed in any way so as to impose or create liability. The foregoing provisions of this Article VI(b) shall not eliminate the liability of a director for any act or omission occurring prior to the date on which this Article VI(b) or any predecessor provision became effective. No amendment to or repeal of this Article VI(b) shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

(c) Notwithstanding anything in these articles of organization or the corporation’s bylaws to the contrary, (i) shareholders may act without a meeting by unanimous written consent, and (ii) where written consents are solicited by or at the direction of the board of directors, shareholders may act without a meeting if the action is taken by shareholders having not less than the minimum number of votes necessary to take that action at a meeting at which all shareholders entitled to vote on the action are present and voting. Any action by written consent must be a proper subject for shareholder action by written consent.

(d) The board of directors may consist of one or more individuals, notwithstanding the number of shareholders.

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